Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

General Electric Company:

We consent to the incorporation by reference in the registration statements (Nos. 33-47500, 333-23767, 333-96287, and 333-99671) on Form S-8 of General Electric Company of our report dated June 21, 2011, with respect to the statements of net assets available for plan benefits of the GE Savings and Security Program as of December 31, 2010 and 2009, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of schedule H, line 4i – Schedule of Assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of GE Savings and Security Program.

/s/ KPMG LLP

KPMG LLP
June 21, 2011